VIA EDGAR

July 8, 2009

Mr. Christian Windsor

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission, Mail Stop 4720

Washington, D.C. 20549

RE: Intervest Bancshares Corporation

Form 10-K for December 31, 2008

Definitive Proxy Statement filed March 31, 2009

Forms 10-Q for March 31, 2009

File No. 000-23377

Dear Mr. Windsor:

This letter is in response to the comments contained in your letter of June 29, 2009 regarding your review of Intervest Bancshares Corporation’s (the “Company”) filings noted above. I have set forth below the staff’s comments in italics, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2008:

Item 1. Business, Allowance for Loan Losses, page 12

We refer to the table summarizing the five-year activity in the consolidated allowance for loans losses that shows the Company recorded charge-offs of $4.2 million in 2008 and no charge-offs during each of the four prior fiscal periods. Please tell us and revise this section in future filings to provide the following information.

Discuss the reasons why no charge-offs were recorded during the four-year period ended Dec. 31, 2007.

The Company’s policy is to charge off all or a portion of an impaired loan when such amount is deemed to be uncollectible. The net carrying amount of each of the Company’s impaired loans does not at any time exceed the Company’s net recorded investment in such loan.

In determining whether a charge-off is necessary, the Company’s two senior lending officers review the collectability of all problem loans, including estimates of the fair value of the collateral property and the facts and circumstances associated with each loan. Estimates of fair value are determined based on a review of a variety of information, including formal appraisals, when available, and values derived from broker opinions, as well as the knowledge and experience of the Company’s two senior lending officers with respect to values of properties in the Company’s lending markets. Consideration is given to the type, location and occupancy of the collateral property as well as current economic conditions in the area in which the property is located in assessing and determining fair value.

For the period January 1, 2004 through December 31, 2006, the dollar amount of the Company’s impaired loans was negligible and there were no loan charge-offs required during this period. In 2007, the Company experienced an increase in impaired loans. Based on a review of the factors discussed above, the Company concluded that no charge-offs were necessary in 2007 based primarily on the fact that the estimated fair value of the collateral properties, net of selling costs where applicable, were still considered to be in excess of the Company’s recorded investment in each of the impaired loans.

Loan-to-value ratios on loans originated by the Company normally range from 75% to 80%. With respect to the portfolio of impaired loans at December 31, 2007, these loans were originated predominantly in 2005 and 2006 with a weighted-average original loan-to-value ratio of approximately 63%. Beginning with the middle part of 2008, the effects of the sub-prime mortgage meltdown, unstable credit markets, weak economic conditions, increased commercial loan defaults, increased supply of properties and limited buyers put significant downward pressure on real estate values, particularly in the State of Florida which necessitated loan charge-offs on certain impaired loans totaling $4.2 million in 2008.

Provide a roll-forward of the activity in the “Real Estate Acquired Through Foreclosure” account that shows the yearly changes in the account and how they relate to the collateralized loans that were impaired for these fiscal periods.

In future filings we will provide a rollforward analysis of the activity in the “Real Estate Acquired Through Foreclosure” account similar to the one that follows:

	Total Properties
(Dollars in thousands)	Dollar Amount	Number of Properties
Balance at December 31, 2007	$—	—
Transfers from loan portfolio at the lower of cost or estimated fair value less selling costs (1)	25,099	4
Additional writedowns to carrying value recorded through a valuation allowance	(518)	—
Capital improvements made to properties	814	—
Sales of properties (2)	(16,314)	(1)

Balance at December 31, 2008	$9,081	3

(1)	At the time of transfer, loan chargeoffs of $2.3 million were taken and charged to the allowance for loan losses.
(2)	Includes loss on sale of $0.3 million.

Item 7. Management’s’ Discussion & Analysis of Financial Condition and Results of Operations, page 36

Please revise your disclosure in future filings to discuss Management’s longer term view of its lending strategy. Also, please discuss any remedial steps taken to address non-accrual loans and the impact of further charge-offs in the near term.

The Company’s wholly-owned subsidiary, Intervest National Bank (“INB”) has a business strategy that is committed to the origination of commercial and multifamily real estate loans, while continuing its efforts towards the resolution of each of its nonperforming assets. INB expects to continue to rely upon the relationships it has developed with its good borrowers and reliable brokers with whom it has done business as a primary source of new loans. INB believes that its ability to focus on and efficiently process and close mortgage loans gives it a competitive advantage.

Nearly all of INB’s new loan originations in 2008 and in the first quarter of 2009 have fixed rates of interest and a weighted-average original maturity term of approximately 5 years. These terms have been largely a function of the high demand by borrowers for longer-term, fixed-rate product that has been driven by the historically low interest rate environment. INB expects this trend for longer-term, fixed-rate product will continue for the foreseeable future and most of its new loan originations for 2009 will have similar terms.

The Company’s other wholly owned subsidiary, Intervest Mortgage Corporation (IMC), has since early 2008 been applying the proceeds received from its maturing loan portfolio to the repayment of its outstanding debentures, which have a much higher cost than INB’s source of funds. Since early 2007, competitive market conditions and lower pricing for new loans have significantly decreased IMC’s loan originations from its historical levels and only one loan was originated in 2008. IMC will continue to apply the proceeds received from its maturing loans to the repayment of its outstanding debentures and now expects to repay its remaining debentures by August 1, 2009. IMC and INB are currently exploring a combination whereby IMC will merge its remaining net assets, including its outstanding loan portfolio, into INB. Any such transaction would be subject to regulatory approval.

The Company is taking various steps to resolve its nonaccrual loans, including proceeding with foreclosures on many of the collateral properties as well as working with certain borrowers to provide payment relief, mostly through the deferral of principal and or a partial reduction in interest payments for a short period of time. The Company believes that concentrating its effort towards the individual collection of each nonaccrual loan either through the restructure of certain loans or through the acquisition and eventual sale of the collateral properties in most cases will maximize the recovery of the Company’s investment.

The Company’s ability to complete foreclosure or other proceedings to acquire and sell certain collateral properties however continues to be delayed by various factors including bankruptcy proceedings and an overloaded court system. As a result of these delays, the timing and amount of the resolution/disposition of nonaccrual loans as well as foreclosed real estate cannot be predicted with certainty. Although the Company has never originated or acquired subprime loans nor invested in securities collateralized by subprime loans, the current world financial crisis has affected the Company indirectly through reductions in overall real estate values, reduced home sales and construction, increased unemployment and a weakening of national and local economic conditions, both in New York and Florida. If the downturn in real estate values and local economic conditions, as well as other factors, continue for an additional extended period, it could have an adverse impact on the Company’s future asset quality and level of nonperforming assets, charge offs and profitability. There can be no assurance that the Company will not incur significant additional loan loss provisions or expenses in connection with the ultimate collection of nonaccrual loans or in carrying and disposing of foreclosed real estate.

The Company will include in future filings a discussion similar to the one set out above.

Item 8. Financial Statements and Supplementary Data

Note1. Summary of Significant Accounting Policies, Recent Accounting Developments, page 71.

Please provide in future filings the disclosure required by paragraphs 32(c) and 32(d) of SFAS 157 by providing a reconciliation of the assets measured at fair value on non-recurring basis similar to that included in paragraph A35 of SFAS 157.

In future filings, the Company will provide a table similar to the one that follows that presents information for assets measured at fair value on a nonrecurring basis classified by the Company within Level 3 of the valuation hierarchy of SFAS 157 for the twelve months ended December 31, 2008.

(Dollars in thousands)	Impaired Loans	Foreclosed Real Estate
Balance at December 31, 2007	$90,756	$—
Net new impaired loans	74,922	—
Principal repayments	(29,636)	—
Loan chargeoffs	(2,333)	—
Loans transferred to foreclosed real estate	(25,099)	25,099
Capital improvements	—	814
Writedowns of carrying value subsequent to foreclosure	—	(518)
Sales of properties	—	(16,000)
Loss on sales	—	(314)

Balance at December 31, 2008	$108,610	$9,081

Form 10-Q for the Period Ended March 31, 2009:

Please provide us with the impairment analysis you performed to concluded that there was no other than temporary impairment (OTTI) as of March 31, 2009 with respect to seven trust preferred securities, including providing us with table summarizing various information.

INB owns corporate securities consisting of variable-rate pooled trust preferred securities backed by obligations of companies in the banking industry that are classified as held to maturity. In addition to the impact of interest rates, the estimated fair value of these securities have been and continue to be depressed due to the unusual credit conditions that the financial industry has faced since the middle of 2008 and a weakening economy, which has severely reduced the demand for these securities and rendered their trading market inactive. INB has received all of its contractual interest payments on these trust preferred security investments through March 31, 2009.

The following table provides a summary of various information regarding trust preferred security investments as of March 31, 2009. A similar table will be included in future filings.

(Dollars in thousands)
Cusip #	Credit Rating	Cost Basis	Write Downs (1)	Adjusted Cost	Estimated FMV (2)	Unrealized Gain (loss)	% of Collateral Defaulted	% of Collateral Deferral	# of Banks in Pool	OTII (3)	Discount Rate
74041PAEO	B+	$998	$(320)	$678	$87	$(591)	3.53%	24.50%	39	Yes	3.37%
74040XAD6	B+	1,018	—	1,018	379	(639)	1.11%	10.63%	54	No	3.27%
74040XAE4	B+	994	—	994	379	(615)	1.11%	10.63%	54	No	3.27%
74040XAE4	B+	995	—	995	380	(615)	1.11%	10.63%	54	No	3.27%
74040YAF9	B+	980	—	980	205	(775)	2.83%	15.11%	58	No	3.17%
74040YAE2	B+	1,000	—	1,000	205	(795)	2.83%	15.11%	58	No	3.17%
74041UAE9	B+	1,024	—	1,024	259	(765)	0.00%	9.01%	64	No	2.89%
74041UAE9	B+	1,021	—	1,021	259	(762)	0.00%	9.01%	64	No	2.89%

		$8,030	$(320)	$7,710	$2,153	$(5,557)

(1)	Writedowns are derived from the difference between the book value of the security and the projected present value of the security’s cash flows as indicated per an analysis performed under the guidance of EITF 99-20.
(2)	Obtained from Moody’s pricing service, which uses a complex valuation model that factors in numerous assumptions and data, including anticipated discounts related to illiquid trading markets, credit and interest rate risk, which under FASB 157 would be considered Level 3 inputs. INB believes that the actual values that would be realized in an orderly market under normal credit conditions between a willing buyer and seller would very likely be much higher than those disclosed above. INB has the intent and the ability to retain these trust preferred securities until maturity and has no intention of selling them.
(3)	In determining whether there is OTTI, INB relies on a cash flow analysis as prescribed under EITF 99-20 and prepared by a third party broker, FTN Financial, to determine whether conditions are such that the projected cash flows are insufficient to recover INB’s investment. The basic methodology of EITF 99-20 is to compare the present value of the cash flows that are derived from assumptions made with respect to deferrals, defaults and prepayments from quarter to quarter. A decline in the present value versus that for the previous quarter is considered to be an “adverse change” as described in EITF 99-20. EITF 99-20 prescribes using a discount rate “equal to the current yield used to accrete the beneficial interest”. Other assumptions utilized in the model: prepayments of 2% annually and 100% at maturity; defaults of 75 bps applied annually with a 15% recovery with a 2 year lag.

In the first quarter of 2009, INB recorded an impairment charge of $0.3 million on one security, representing a 32% reduction in its cost basis of $1.0 million. INB concluded that it was probable that there had been an adverse change in the estimated future cash flows for this security such that an other-than-temporary impairment had occurred in accordance with generally accepted accounting principles. This conclusion was based on an increase in the amount of deferred or defaulted interest payments by the underlying issuing banks such that it was no longer probable that INB would recover its full investment in this security over time as derived from an expected cash flow analysis prepared by a third party broker utilizing the guidance of EITF 99-20. The security had 28% of its total collateral that had either deferred interest payments or had defaulted altogether. The aggregate of defaults and deferrals on each of the remaining trust preferred securities was not at a level to reach the same conclusion. There can be no assurance that there will not be further write downs in the future on trust preferred securities INB owns as conditions change.

Determining OTTI requires the use of significant judgment based on the facts and circumstances associated with each individual security. The Company considers various indicators when evaluating whether impairment is other-than-temporary and that a write-down of the security’s carrying value is required, including the following:

The length of time and the extent to which the fair value has been less than cost;

The financial condition and near-term prospects of the issuer, including any specific events that may influence the operations of the issuer; and

The intent and ability of the Company to retain its investment for a period of time sufficient to allow for any anticipated recovery in fair value.

The Company normally evaluates for OTTI whenever a security’s cost basis exceeds its estimated fair value by 10% or more for a period of 6 consecutive months, or earlier in cases where the security’s credit rating falls below investment grade. This evaluation is done at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. OTTI is assessed at the individual security level.

An investment security will be considered other than temporarily impaired if, after a review of available evidence, the full collection of contractual principal and interest over the life of the security is no longer probable. The evaluation considers available evidence, including factors such as the expected cash flows of the security, severity, length of time and anticipated recovery period of the cash shortfalls, recent events specific to the issuer, including investment downgrades by rating agencies and current and anticipated economic and regulatory conditions of its industry, and the issuer’s financial condition, capital strength and near-term prospects. The Company also considers its intent and ability to retain the security for a period of time sufficient to allow for a recovery in fair value, or until maturity. Among the factors that are to be considered in determining whether the Company has the ability to retain the security to maturity is a review of its capital adequacy, interest rate risk position and liquidity needs.

The Company acknowledges the following: it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

While we believe this letter responds to the comments set out in the staff’s letter, we stand ready to provide any additional information that the staff may deem necessary. If you have any further questions or comments related to this response, please feel free to contact me at (212) 218-2802.

Sincerely,

/s/ Lowell S. Dansker
Chairman

cc:	Thomas E. Willett, Harris Beach LLP Tom Smith, Hacker Johnson & Smith, P.A., P.C. Michael Callen, Audit Committee Chairman

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